UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022 No. 1

Commission file number: 000-24790

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

ENTRY INTO MERGER AGREEMENT

On February 15, 2022, Tower Semiconductor Ltd., a company organized under the laws of the State of Israel (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Intel Corporation, a Delaware corporation (“Ultimate Parent”), Intel FS Inc., a Delaware corporation (“Parent”), and Steel Titanium 2022 Ltd., a company organized under the laws of the State of Israel and wholly owned subsidiary of Parent (“Merger Sub”). The Merger Agreement and the Merger (as defined below) have been unanimously approved by the boards of directors of the Company, Parent and Merger Sub.

Structure. The Merger Agreement provides that, upon the terms and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger”) in accordance with Sections 314-327 of the Companies Law 5759-1999 of the State of Israel, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent.

Consideration. At the effective time of the Merger (the “Effective Time”), each ordinary share, par value NIS 15.00 per share, of the Company (each, a “Company Share”) issued and outstanding immediately prior to the Effective Time, other than any shares owned by the Company, any Company subsidiary, Parent, Merger Sub or by any of their respective subsidiaries or held in the Company’s treasury, will be deemed to have been transferred to Parent in exchange for the right to receive an amount in cash equal to $53.00 (the “Per Share Merger Consideration”), in each case, payable as provided in Section 2.2 of the Merger Agreement.

Effect on Company Equity Awards. At the Effective Time:

•          each option to purchase Company Shares that is outstanding immediately prior to the Effective Time and either (i) has fully vested as of immediately prior to the Effective Time in accordance with its terms as of the date of the Merger Agreement or (ii) is held by a non-employee director of the Company (subject to certain exceptions) or otherwise is held by an individual who is not a continuing employee (whether vested or unvested) (each, a “Cashed-Out Company Option”) will be canceled and converted into the right to receive a cash amount equal to the product of (x) the number of Company Shares subject to such option, multiplied by (y) the excess, if any, of the Per Share Merger Consideration over the applicable per share exercise price for such option;

•          each option to purchase Company Shares held by a continuing employee that is outstanding immediately prior to the Effective Time and is not a Cashed-Out Company Option (each, an “Assumed Option”), will be assumed by Ultimate Parent and converted into a stock option covering common shares of Ultimate Parent having substantially the same terms and conditions as the Assumed Option, including the vesting schedule and payment timing, except that each stock option covering common shares of Ultimate Parent will entitle the holder, upon exercise, to that number of whole common shares of Ultimate Parent equal to the product of the number of Company Shares that were issuable with respect to the Assumed Option immediately prior to the Effective Time multiplied by a fraction (such ratio, the “Exchange Ratio”), the numerator of which is the Per Share Merger Consideration and the denominator of which is the volume weighted average price for a common share of Ultimate Parent on Nasdaq, calculated based on the ten consecutive trading days ending on the third complete trading day prior to (and excluding) the closing date of the Merger, and rounded down to the nearest whole share, with an exercise price per share equal to the exercise price per share of the Assumed Option immediately prior to the Effective Time divided by the Exchange Ratio, and rounded up to the nearest whole cent;

•          each Company restricted share unit award (each, a “Company RSU”) that is outstanding immediately prior to the Effective Time and either (i) has fully vested immediately prior to the Effective Time but has not yet been settled in Company Shares or (ii) is held by a non-employee director of the Company (subject to certain exceptions) or otherwise is held by an individual who is not a continuing employee (each, a “Cashed-Out Company RSU”), whether or not vested, will be canceled and converted into the right to receive a cash amount equal to the product of (x) the number of Company Shares subject to such Company RSU multiplied by (y) the Per Share Merger Consideration;

•          each Company RSU held by a continuing employee that is outstanding immediately prior to the Effective Time and is not a Cashed-Out Company RSU (each, an “Assumed RSU”), will be assumed by Ultimate Parent and converted into an Ultimate Parent restricted stock unit award having substantially the same terms and conditions as the Assumed RSU, including vesting schedule and payment timing, but entitling the holder to a number of common shares of Ultimate Parent equal to the product of (x) the number of Company Shares that were issuable with regard to the Assumed RSU immediately prior to the Effective Time multiplied by (y) the Exchange Ratio and rounding such product down to the nearest whole number; and

•          the number of shares issuable with regard to each Company performance share unit award (a “Company PSU”) that is outstanding immediately prior to the Effective Time will be determined in good faith and approved by the board of directors of the Company (or a committee thereof, as applicable), which number shall be determined based on its determination of the greater of (i) the average performance results for the two most recently completed years prior to the year in which the closing of the Merger occurs, and (ii) actual performance as of the closing of the Merger (such final amount, the “Performance Satisfied PSUs”). The Performance Satisfied PSUs will be assumed by Ultimate Parent and converted into a Ultimate Parent restricted stock unit award having substantially the same terms and conditions as the Company PSU, other than performance goals, but entitling the holder to a number of common shares of Ultimate Parent equal to the product of (x) the number of Company Shares that were issuable with regard to the Performance Satisfied PSUs multiplied by (y) the Exchange Ratio and rounding such product down to the nearest whole number.

Covenants, Representations and Warranties. Each of the Company, Ultimate Parent, Parent and Merger Sub have made customary representations, warranties and covenants in the Merger Agreement. The Company has made covenants, among others, relating to the conduct of its business prior to the closing of the Merger, including with respect to making certain acquisitions or conducting divestitures, incurring debt, making capital expenditures, certain litigation matters, and restrictions on employee compensation and benefits. For 12 months following the closing of the Merger, Parent has also, subject to certain exceptions, agreed to provide continuing employees with total target cash compensation opportunities and employee benefits that are not less favorable in the aggregate than those provided to such continuing employees immediately prior to the Effective Time.

The Merger Agreement contains customary non-solicitation restrictions prohibiting the Company, its subsidiaries and their representatives from soliciting alternative acquisition proposals from third parties or providing information to or participating in discussions or negotiations with third parties regarding alternative acquisition proposals, subject to customary exceptions relating to proposals that the board of directors of the Company determines in good faith would reasonably be expected to lead to a Superior Proposal (as defined in the Merger Agreement).

Each of the Company, Ultimate Parent, Parent and their respective subsidiaries have agreed in the Merger Agreement to use their reasonable best efforts to obtain all required governmental and regulatory consents and approvals; provided, however, that (a) neither Ultimate Parent nor any of its subsidiaries is required to, and neither the Company nor any of its subsidiaries shall without the written consent of Ultimate Parent, propose, take or agree to such actions that would individually or in the aggregate have a material impact on the business or financial condition of the Company and its subsidiaries, taken as a whole, (b) neither Ultimate Parent nor any of its subsidiaries is required to propose, negotiate, effect or agree to the sale, divestiture, license, or other disposition, and (c) neither Ultimate Parent nor any of its subsidiaries is required to take any action that limits the freedom of action with respect to the business conduct of, or the ability to operate any of the businesses, product lines or assets of, Ultimate Parent or any of its subsidiaries that would individually or in the aggregate, when taken together with any divestitures or behavioral restrictions taken with respect to the Company or its subsidiaries, have a material impact on the business or financial condition of Ultimate Parent and its subsidiaries, taken as a whole (provided, that solely for purposes of determining whether an action would individually or in the aggregate have a material impact on the business or financial condition of Ultimate Parent and its subsidiaries, taken as a whole, the size and scope of the business and financial condition of Ultimate Parent and its subsidiaries, taken as a whole, shall be determined by reference to the size and scope of the operations of the Company and its subsidiaries, taken as whole).

Conditions to Merger. The closing of the Merger is subject to certain conditions, including, among others, (a) approval of the Merger Agreement by the holders of at least a majority of the outstanding voting power of the Company, (b) the absence of certain laws, orders, judgments and injunctions that restrain, enjoin or otherwise prohibit the consummation of the Merger, (c) the expiration or termination of the applicable Hart-Scott-Rodino Act waiting period and submission of all specified notices to, filings with and receipt of consents of governmental and regulatory authorities in certain other specified jurisdictions, (d) the passage of the statutory waiting periods following the filing of a merger proposal with the Companies Registrar of the Israeli Corporations Authority (the “Companies Registrar”), (e) subject to specified exceptions and qualifications for materiality or Company Material Adverse Effect (as defined in the Merger Agreement), the accuracy of representations and warranties with respect to the Company, Ultimate Parent, Parent and Merger Sub and compliance in all material respects by the Company, Parent and Merger Sub with their respective covenants contained in the Merger Agreement, and (f) the absence of a Company Material Adverse Effect from the date of the Merger Agreement. Consummation of the Merger is not subject to a financing condition.

Termination Rights. The Merger Agreement contains certain customary termination rights by either the Company or Parent, including if the Merger is not consummated by February 15, 2023, subject to two (2) three-month extensions in order to obtain required regulatory approvals.

If the Merger Agreement is terminated under certain circumstances, including termination by the Company to enter into a Superior Proposal, a termination by Parent following an adverse recommendation change of the Company’s board of directors or a termination by Parent as a result of a material breach of the Merger Agreement’s no-solicitation obligations by the Company, the Company will be obligated to pay to Parent a termination fee equal to $206,000,000 in cash. If the Merger Agreement is terminated under certain circumstances involving the failure to obtain certain regulatory approvals for the Merger, Parent will be obligated to pay the Company a termination fee equal to $353,000,000 in cash.

The Company expects to publish notice of the Company Special Meeting in the near future, and soon thereafter, will provide to its shareholders a proxy statement describing the Merger, the Merger Agreement, as well as the procedure for voting in person or by proxy at the Company Special Meeting and various other details related to the Company Special Meeting. If the Merger is approved at the Company Special Meeting, Israeli law mandates a 30-day waiting period before the Merger can become effective following such approval (the effectiveness of the Merger also requires a 50-day waiting period following the filing of a merger proposal with the Companies Registrar, which we expect will occur in the near future). The Company anticipates that the Merger will be completed in approximately twelve (12) months.

If the Merger is consummated, the Company Shares will be delisted from the Nasdaq Global Select Market and the Tel Aviv Stock Exchange Ltd. and deregistered under the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the Israeli Securities Law, 5728-1968, as amended.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibits 99.1 hereto and incorporated herein by reference. The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company or Parent. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement as of the specific dates therein, were made solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

On February 15, 2022, the Company and Ultimate Parent issued a joint press release announcing the execution of the Merger Agreement. A copy of the joint press release is attached as Exhibit 99.2 hereto.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information provided in this Report of Foreign Private Issuer on Form 6-K contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended that involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements about the expected timing of the Merger, the satisfaction or waiver of any conditions to the proposed Merger, anticipated benefits, growth opportunities and other events relating to the proposed Merger, and projections about the Company’s business and its future revenues, expenses and profitability. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and its industry as of the date of this Form 6-K. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to: the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the companies’ businesses and the price of their securities; uncertainties as to the timing of the consummation of the transaction and the potential failure to satisfy the conditions to the consummation of the transaction, including the receipt of certain governmental and regulatory approvals; the potential for regulatory authorities to require divestitures, behavioral remedies or other concessions in order to obtain their approval of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the transaction on the Company’s business relationships, operating results, and business generally; the potential that the Company’s shareholders may not approve the transaction; expected benefits, including financial benefits, of the transaction may not be realized; integration of the acquisition post-closing may not occur as anticipated, and the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses may incur; litigation related to the transaction or otherwise; unanticipated restructuring costs may be incurred or undisclosed liabilities assumed; attempts to retain key personnel and customers may not succeed; risks related to diverting management’s attention from Intel’s ongoing business operations; exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of Intel and the Company’s traded securities; the impact of the COVID-19 pandemic on Intel and the Company’s business and general economic conditions; demands in the Company’s customer end markets and for the Company’s foundry services and/or products that exceed the Company’s capacity; ongoing or potential litigations or disputes, incidental to the conduct of the Company’s ongoing business, with customers, suppliers, landlords, or other third parties; the business combination or the combined company’s products may not be supported by third parties; actions by competitors may negatively impact results; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; potential negative changes in general economic conditions in the regions or the industries in which Intel and the Company operate; potential failure to meet the conditions set in the approval certificates received from the Israeli Investment Center under which the Company received a significant amount of grants in past years; exposure to inflation, currency rates (mainly the Israeli Shekel and Japanese Yen); and the other risk factors discussed from time to time by the Company in the most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file with or furnished to the SEC and available at the SEC’s website at www.sec.gov. SEC filings for the Company are available in the Investor Relations section of the Company’s website at ir.towersemi.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This Report of Foreign Private Issuer on Form 6-K is being made in respect of the proposed transaction. The Company intends to furnish to the SEC and mail or otherwise provide to its shareholders a proxy statement in connection with the proposed transaction (the “proxy statement”), and each party will file or furnish other documents regarding the proposed transaction with the SEC. The proxy statement will be sent or given to the shareholders of the Company and will contain important information about the proposed transaction and related matters. This communication is not a substitute for the proxy statement or any other document that may be filed or furnished by the Company with the SEC. Investors and security holders are urged to read the proxy statement in its entirety and other relevant documents filed with or furnished to the SEC in connection with the proposed transaction or incorporated by reference therein when they become available before making any voting or investment decision with respect to the proposed transaction because they will contain important information about the proposed transaction and the parties to the proposed transaction.

You may obtain copies of all documents filed with or furnished to the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the proxy statement and other documents filed with or furnished to the SEC by the Company on the Company’s Investor Relations website (ir.towersemi.com) or by writing to the Company, Corporate Secretary, 20 Shaul Amor Street, Ramat Gavriel Industrial Park, P.O. Box 619, Migdal Haemek 2310502, Israel (for documents filed with or furnished to the SEC by the Company).

INCORPORATION BY REFERENCE

This Report of Foreign Private Issuer on Form 6-K (including exhibits thereto) is hereby incorporated by reference into the Company’s previously filed Form F-3 Registration Statements, as amended (File Nos. 333-85090, 333-97043, 333-108896, 333-110486, 333-131315, 333-140174, 333-141640, 333-148747, 333-163196, 333-169389, 333-169491, 333-171912, 333-178166, 333-181805, 333-187858 and 333-195200) and Form S-8 Registration Statements (File Nos. 33-80947, 333-83204, 333-107943, 333-117565, 333-138837, 333-147071, 333-153710, 333-166428, 333-174276, 333-178167 and 333-204173).

 EXHIBIT INDEX

99.1	Agreement and Plan of Merger, dated as of February 15, 2022, by and among the Company, Ultimate Parent, Parent and Merger Sub.
99.2	Joint Press Release, dated February 15, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

Date: February 15, 2022